UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A* [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Corporate Express N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Kristin A. Campbell

Senior Vice President, General Counsel and Secretary

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1690

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Staples Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,570,405*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 178,570,405*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,570,405*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) CO

* This amount includes 1,533,186 American Depositary Shares, each representing one Ordinary Share, that are beneficially owned by Staples Acquisition B.V.  This amount does not include 53,144,811 preference shares A, with a nominal value of EUR 1.20 each, that are beneficially owned by Staples Acquisition B.V.

CUSIP No.

1.	Names of Reporting Persons Staples, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,570,405*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 178,570,405*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,570,405*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) CO

*  This amount includes 1,533,186 American Depositary Shares, each representing one Ordinary Share, that are beneficially owned by Staples, Inc.  This amount does not include 53,144,811 preference shares A, with a nominal value of EUR 1.20 each, that are beneficially owned by Staples, Inc.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 16, 2008, as amended on June 17 and 30, 2008 (the “Schedule 13D”), relating to the beneficial ownership by Staples, Inc. (“Staples”) and Staples Acquisition B.V. (“Staples Acquisition”) of the Ordinary Shares, nominal value of EUR 1.20 per share (the “Shares”) of Corporate Express N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Issuer”), having its statutory seat in Maastricht and its registered office at Hoogoorddreef 62, 1101 BE Amsterdam Zuidoost, The Netherlands.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 3.  Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  Unless specifically amended in this Amendment No. 3, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby restated in its entirety as follows:

Staples Acquisition used an aggregate of EUR 1,651,776,246 to purchase the Shares.  The source of the funds for the purchases was the working capital of Staples and amounts borrowed pursuant to (1) a Credit Agreement, dated as of April 1, 2008, as amended, by and among Staples, the lenders named therein (the “Lenders”), Lehman Commercial Paper Inc., as administrative agent (the “Administrative Agent”), Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc., as lead arranger and bookrunner (the “Credit Agreement”), (2) a commercial paper program (the “Commercial Paper Program”) that Staples entered into on June 9, 2008 under which Staples may issue unsecured commercial paper notes (the “Notes”) on a private placement basis up to a maximum aggregate amount outstanding at any time of $3.0 billion and (3) a Credit Agreement, dated as of July 1, 2008, by and among Staples, the lenders named therein (the “New Credit Lenders”), Lehman Commercial Paper Inc., as administrative agent (the “New Credit Administrative Agent”), Bank of America, N.A. and HSBC Bank USA, National Association, as co-syndication agents, and Lehman Brothers Inc, Banc of America Securities LLC and HSBC Securities (USA) Inc., as joint lead arrangers and joint bookrunners (the “New Credit Agreement”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by replacing the fourth paragraph thereof with the following:

On July 2, 2008, Staples Acquisition declared the Offer unconditional.  On July 9, 2008, Staples Acquisition settled the Offer by making payment of the Offer Price of (i) EUR 9.25 in cash per Share, (ii) EUR 9.25 in cash per ADS, (iii) EUR 3.60 in cash per Preference Share and (iv) EUR 1,346.71 in cash per 2% convertible bond due 2010 (the “Bonds”), subject in each case to the securities being validly tendered (or defectively tendered, provided that such defect was waived by Staples Acquisition) and validly delivered to the Dutch Settlement Agent, ING Bank N.V. As soon as possible after July 16, 2008, Staples Acquisition intends to start legal proceedings to acquire 100% of the issued and outstanding share capital of the Issuer. In addition, the Issuer expects to redeem any Bonds that remain outstanding after July 16, 2008.

As soon as legally possible, Staples Acquisition and the Issuer intend to terminate the listing of the Shares and Preference Shares on Euronext Amsterdam (“Euronext”) and the ADSs on the New York Stock Exchange (“NYSE”).  Accordingly, a Form 25 with respect to the delisting of the ADSs was filed with the SEC on July 9, 2008.  It is anticipated that the delisting of the ADSs on the NYSE will take place on July 21, 2008 and the delisting of the Shares and Preference Shares on Euronext will take place on August 7, 2008.  Therefore, it is expected that the last day of trading of ADSs on the NYSE will be July 18, 2008 and the last day of trading of the Shares and Preference Shares on Euronext will be August 6, 2008.

The Issuer intends to file a Form 15F with the SEC on July 21, 2008 to deregister its Shares and ADSs and terminate its reporting obligations under the Exchange Act.  The Issuer’s reporting obligations under the Exchange Act will be suspended immediately upon the filing of the Form 15F and the definitive deregistration of the Shares and ADSs under the Exchange Act will become effective on or about October 20, 2008, after the applicable 90-day waiting period.  In light of the delisting of the Shares and the Preference Shares from Euronext, the delisting of the ADSs from the NYSE and the suspension of its Exchange Act reporting obligations, the Issuer has decided not to publish its financial results for the first half year of 2008 on August 6, 2008.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a)-(b)     The number of Shares that may be deemed beneficially owned by Staples Acquisition for purposes of Section 13(d) of the Exchange Act is 178,570,405*, which represents 95.3% of the outstanding Shares.  Staples and Staples Acquisition have sole power to control the vote of 178,570,405* Shares and sole power to dispose of 178,570,405* Shares.

(c) See Item 6.
(d) Not applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:

Credit Agreement

On April 1, 2008, Staples entered into the Credit Agreement, which provides for borrowing of a maximum principal amount of up to $3.0 billion during the commitment period, which begins on the earlier of (i) the date of initial funding under the Credit Agreement (which date shall be no later than February 17, 2009) or (ii) the initial date Staples issues commercial paper in anticipation of its purchase of outstanding shares of the Issuer, and continues until the date 364 days after the initial funding under the Credit Agreement, unless earlier terminated pursuant to the terms of the Credit Agreement.  The credit facility may only be used by Staples to finance the proposed acquisition of the Issuer, including related transaction fees, costs and expenses, and for backup for any potential commercial paper program.

*  This amount includes 1,533,186 ADSs that are beneficially owned by Staples and Staples Acquisition.  This amount does not include 53,144,811 Preference Shares that are beneficially owned by Staples and Staples Acquisition.

Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time during the commitment period, with the aggregate principal amount of the loans outstanding not to exceed the maximum borrowing amount. Outstanding loans under the Credit Agreement may be prepaid without penalty or premium, except that any full or partial repayment of loans bearing interest under the Eurocurrency rate may only be made on the last day of the relevant interest period or Staples must pay the cost and expense incurred by the Lenders as a result of the timing of the repayment. The maximum borrowing amount may be reduced from time to time according to the terms of the Credit Agreement and no reduction to the maximum borrowing amount may be reinstated.

Borrowings made pursuant to the Credit Agreement will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate (the higher of the prime rate, as defined in the Credit Agreement, or the federal funds rate plus 0.50%) plus an “applicable margin,” defined as a percentage spread based on Staples’ credit rating or (b) the Eurocurrency rate (a publicly published rate) plus a different “applicable margin,” also defined as a percentage spread based on Staples’ credit rating.  The applicable margin for each base rate loan and Eurocurrency rate loan increases periodically, as set forth in the Credit Agreement. The payments under the Credit Agreement are guaranteed by the same subsidiaries of Staples that guarantee Staples’ publicly issued notes and its existing revolving credit facility.

Under the Credit Agreement, Staples agrees to pay a commitment fee, payable quarterly, at rates that range from 0.080% to 0.175% based on Staples’ credit rating.

The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type which are consistent with those contained in Staples’ $750 million revolving credit agreement, including limitations on Staples and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions, subordinated debt, and transactions with affiliates.  The Credit Agreement also contains financial covenants that require Staples to maintain a minimum fixed charge coverage ratio of 1.5:1.0 and a maximum adjusted funded debt to total capitalization ratio of 0.75:1.0.

The Credit Agreement provides for customary events of default with corresponding grace periods, including failure to pay any principal or interest when due, failure to comply with certain covenants, any material representation or warranty made by Staples proving to be false in any material respect, defaults relating to other indebtedness of at least $50,000,000 in the aggregate or related to a failure to make required payments under certain benefit plans, certain insolvency or receivership events affecting Staples or its subsidiaries or a change in control of Staples (as defined in the Credit Agreement).  The Credit Agreement provides additional grace periods for events connected to the proposed acquisition of the Issuer.

In the event of a default by Staples, the Administrative Agent may, and at the request of the requisite number of Lenders will, declare all obligations under the Credit Agreement immediately due and payable, terminate the Lenders’ commitments to make loans under the Credit Agreement, and enforce any and all rights of the Lenders or Administrative Agent under the Credit Agreement and related documents. For certain events of default related to insolvency and receivership, the commitments of Lenders will be automatically terminated and all outstanding obligations of Staples will become immediately due and payable.

Certain of the Lenders party to the Credit Agreement, and their respective affiliates, have performed, and may in the future perform for Staples and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the Credit Agreement and related matters is qualified in its entirety by reference to the Credit Agreement, which was filed as an exhibit to Staples’ April 1, 2008 Form 8-K and is incorporated herein by reference.

Amendment to Credit Agreement

On July 1, 2008, Staples entered into the first amendment (the “Amendment”) to the Credit Agreement.  The Amendment updates the Credit Agreement to provide that certain events and maintaining certain obligations of the Issuer after Staples’ acquisition of the Issuer will not reduce the maximum commitment available under the Credit Agreement.

The foregoing description of the Amendment and related matters is qualified in its entirety by the Amendment, which was filed as an exhibit to Staples’ July 2, 2008 Form 8-K and is incorporated herein by reference.

Commercial Paper Program

Under the Commercial Paper Program, Staples may issue Notes from time to time, and the proceeds of the Notes will be used for general corporate purposes, including working capital, capital expenditures, acquisitions and share repurchases.  Amounts available under the Commercial Paper Program may be borrowed, repaid and reborrowed from time to time, with the aggregate principal amount outstanding under the Commercial Paper Program not to exceed the maximum aggregate amount of $3.0 billion.

Lehman Brothers Inc. and Banc of America Securities LLC will act as dealers under the Commercial Paper Program (each, a “Dealer”) pursuant to the terms and conditions of their respective Commercial Paper Dealer Agreements with Staples, dated as of June 9, 2008 (respectively, the “Lehman Dealer Agreement” and the “Banc of America Dealer Agreement”).  LaSalle Bank will act as issuing and paying agent under the Commercial Paper Program.

The Commercial Paper Program provides the terms under which the Dealers will either purchase from Staples or arrange for the sale by Staples of Notes pursuant to an exemption from federal and state securities laws.  The Commercial Paper Program contains customary representations, warranties, covenants and indemnification provisions.

The maturities of the Notes will vary, but may not exceed 397 days from the date of issue.  The Notes will bear such interest rates, if interest bearing, or will be sold at such discount from their face amounts, as shall be agreed upon from time to time by the Dealers and Staples.

The Commercial Paper Program contains certain events of default including, among other things, non-payment of principal or interest and bankruptcy and insolvency events.

Copies of the Lehman Dealer Agreement and the Banc of America Dealer Agreement were filed as exhibits to Staples’ June 13, 2008 Form 8-K, and each is incorporated by reference as though it were fully set forth herein.  The description above is a summary of the Commercial Paper Program and is qualified in its entirety by the complete text of the Commercial Paper Program itself, including the Dealer Agreements.

New Credit Facility

The New Credit Agreement provides for borrowing of a maximum principal amount of up to $400,000,000 to be drawn on or before the closing date, which will not be later than July 11, 2008. The new credit facility may be used by Staples for working capital of Staples and its subsidiaries and in connection with the acquisition of the Issuer, including the repayment of the Issuer’s indebtedness, and closing of the credit facility is contingent on certain customary closing conditions.

Amounts borrowed under the New Credit Agreement once borrowed may not be reborrowed. Outstanding loans under the New Credit Agreement may be prepaid without penalty or premium prior to the maturity date, November 28, 2008, except that any full or partial repayment of loans bearing interest under the Eurocurrency rate may only be made on the last day of the relevant interest period or Staples must pay the cost and expense incurred by the New Credit Lenders as a result of the timing of the repayment.  Borrowings made pursuant to the New Credit Agreement will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate (the higher of the prime rate, as defined in the New Credit Agreement, or the federal funds rate plus 0.50%) plus an “applicable margin”, defined as a percentage spread based on Staples’ credit rating or (b) the Eurocurrency rate (a publicly published rate) plus an applicable margin.  The payments under the New Credit Agreement are guaranteed by the same subsidiaries of Staples that guarantee Staples’ publicly issued notes, its existing revolving credit facility and the Credit Agreement.

The New Credit Agreement contains customary affirmative and negative covenants which are substantially the same as those in the Credit Agreement and provides for customary events of default with corresponding grace periods, which also follow those in the Credit Agreement.

In the event of a default by Staples, the New Credit Administrative Agent may, and at the request of the requisite number of New Credit Lenders will, declare all obligations under the New Credit

Agreement immediately due and payable, terminate the New Credit Lenders’ commitments to make loans under the New Credit Agreement, and enforce any and all rights of the New Credit Lenders or New Credit Administrative Agent under the New Credit Agreement and related documents. For certain events of default related to insolvency and receivership, the commitments of New Credit Lenders will be automatically terminated and all outstanding obligations of Staples will become immediately due and payable.

Under the New Credit Agreement, Staples agrees to pay a duration fee equal to 0.25% of the principal amount of each New Credit Lender’s loans outstanding on the date 90 days after the closing date.

Certain of the New Credit Lenders party to the New Credit Agreement, and their respective affiliates, have performed, and may in the future perform for Staples and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the New Credit Agreement and related matters is qualified in its entirety by reference to the New Credit Agreement, which was filed as an exhibit to Staples’ July 2, 2008 Form 8-K and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.5	Press release, dated July 9, 2008, “Staples Settles Its Offer for All Outstanding Securities of Corporate Express and Announces Delisting of Corporate Express Ordinary Shares and ADSs”
Exhibit 99.6*	Credit Agreement
Exhibit 99.7**	Amendment
Exhibit 99.8***	Lehman Dealer Agreement
Exhibit 99.9****	Banc of America Dealer Agreement
Exhibit 99.10*****	New Credit Agreement

*  An exhibit previously filed with the SEC as Exhibit 10.1 to Staples’ April 1, 2008 Form 8-K, and incorporated herein by reference.

** An exhibit previously filed with the SEC as Exhibit 10.1 to Staples’ July 2, 2008 Form 8-K, and incorporated herein by reference.

*** An exhibit previously filed with the SEC as Exhibit 10.1 to Staples’ June 13, 2008 Form 8-K, and incorporated herein by reference.

**** An exhibit previously filed with the SEC as Exhibit 10.2 to Staples’ June 13, 2008 Form 8-K, and incorporated herein by reference.

***** An exhibit previously filed with the SEC 10.2 to Staples’ July 2, 2008 Form 8-K, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:	July 11, 2008

STAPLES ACQUISITION B.V.

By:	/s/ Christine T. Komola

	Name:	Christine T. Komola

	Title:	Director

STAPLES, INC.

By:	/s/ Kristin A. Campbell

	Name:	Kristin A. Campbell

	Title:	Senior Vice President, General
Counsel and Secretary